Wefunder Revenue Share Calculator -- Inputs and Outputs

Note: Forward-looking projections cannot be guarnteed.

Please enter inputs in the orange cells

Company name	**lorth Shore Adventures**
Tentative loan disbursal date	**Mar 01, 2025**
Total target loan amount	**$124,000**
Multiple for investors	**1.50**
% of revenues	**15%**
2025 revenue	**$164,277**
2026 revenue	**$188,919**
2027 revenue	**$217,256**
Projected annual growth rate	**15%**
Years to repay	5.50
"Interest" per year	9%
Repayment amount	$186,000
Quarter repaid	Q2, 2030

Annual view

Year	Revenue	Loan repayments	Cumulative repayments	Outstanding loan amount
2025	$164,277	$24,642	$24,642	$161,358
2026	$188,919	$28,338	$52,979	$133,021
2027	$217,256	$32,588	$85,568	$100,432
2028	$249,844	$37,477	$123,044	$62,956
2029	$287,321	$43,098	$166,143	$19,857
2030	$330,419	$19,857	$186,000	$0
2031	$379,982	$0	$186,000	$0
2032	$436,979	$0	$186,000	$0
2033	$502,526	$0	$186,000	$0
2034	$577,905	$0	$186,000	$0
2035	$664,591	$0	$186,000	$0
2036	$764,280	$0	$186,000	$0
2037	$878,922	$0	$186,000	$0
2038	$1,010,760	$0	$186,000	$0
2039	$1,162,374	$0	$186,000	$0
2040	$1,336,730	$0	$186,000	$0
2041	$1,537,240	$0	$186,000	$0